UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

Commission File Number: 000-52439

(Check One)       ☐ Form 10-K   ☒ Form 10-Q

For Period Ended: February 28 2013

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT
THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Bill the Butcher, Inc.
Full Name of Registrant

24 Roy Street # 16
Address of Principal Executive Office (Street and Number)

Seattle, Washington 98109
City, State and Zip Code

206-453-4418
(Registrant's telephone no., including area code)

PART II -- RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b) The subject annual report, semi-annual report, transition report on Form 10-K or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject annual report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐ (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why the Form 10-Q or portion thereof, could not be filed within the prescribed time period.

Due to having insufficient funds for payments to, among others, firms providing services relating to financial statements and other information to be included in our February 28, 2013 Quarterly Report on Form 10-Q, we were unable to commence certain quarterly financial statements related closing and other processes until mid and late March and, as a result, we were unable to complete our Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2013 within the prescribed period without undue hardship and expense. We expect to be able to file such Form 10-Q no later than fifteen calendar days after its original prescribed due date.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of persons to contact in regard to this notification.

J’Amy Owens             (206)                      453-4418
    (Name)                (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3) Is it anticipated that any significant change in results or operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if separate, state the reasons why a reasonable estimate of the results cannot be made.

Bill the Butcher, Inc.
 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  April 16, 2012
By:  /s/ J'Amy Owens
Name: J’Amy Owens
Its: Chief Executive Officer